Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS 2020 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 25, 2020. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2020.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•	Fleet utilization of 96.9% - with 114 days of technical off hire, as a result of five drydockings – all completed within Q3 ‘20.

•	Fleet operational utilization of 96.0%, mainly due to 10 of our ships being in the spot market - equivalent to 21.4% of voyage days.

•	Fleet calendar days down by 4.4% year over year to 3,865 - attributed mostly to the decrease in the number of operating vessels.

•

About 68% of fleet days secured on period charters for the remainder of 2020, with total fleet employment days for all subsequent periods representing approximately $80 million in contracted revenues. Period coverage for 2021 is currently 33%.

•	Delivery of a 7,500 cbm newbuilding LPG vessel, the Eco Alice, on September 30, 2020.

•	Sale of our LPG vessel the Gas Nemesis II (2001 built), on November 2, 2020 for further trading.

•	Voyage revenues of $37.1 million in Q3 ’20, an increase of $0.5 million compared to Q3 ’19 mostly due to increased revenues from our LPG and Aframax time charters.

•	Net Income of $0.8 million for Q3 ‘20 corresponding to an EPS of $0.02.

•	EBITDA of $13.3 million for Q3 ‘20 compared to $14.1 million in Q3 ’19.

•	Adjusted EBITDA of $15.8 million in Q3 ‘20 compared to $14.7 million in Q3 ’19.

•	Low gearing, as debt to assets stands at 36.5% and year over year reduction in finance costs by $2.0 million.

•

Total cash of $42.0 million as of September 30, 2020 – following the all cash delivery payment for the Eco Alice. Related loan drawdown took place in the beginning of October 2020 thus increasing our cash base.

•	Adjusted Net Income of $3.2 million for Q3 ‘20 corresponding to an Adjusted EPS of $0.08.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Third Quarter 2020 Results:

•

Revenues for the three months ended September 30, 2020 amounted to $37.1 million, an increase of $0.5 million, or 1.4%, compared to revenues of $36.6 million for the three months ended September 30, 2019, following an increase of our time charter revenue stemming from small LPGs, our 22,000 semi–refrigerated LPG vessels and our aframax tanker.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2020 were $3.8 million and $13.8 million, respectively, compared to $4.9 million and $12.3 million, respectively, for the three months ended September 30, 2019. The $1.1 million decrease in voyage expenses, in spite of our higher exposure in the spot market, was mainly attributed to the decline of bunker costs by 20%. The 12.2% increase in vessels’ operating expenses compared to the same period of 2019, is a result of two of our vessels, a small LPG and our aframax tanker, coming off bareboat as well as increased crew costs faced due to the COVID-19 pandemic.

•

Drydocking costs for the three months ended September 30, 2020 and 2019 were $2.3 million and $0.5 million, respectively. Drydocking expenses during the third quarter of 2020 relate to the drydocking of five vessels compared to the drydocking of one vessel in the same period of last year.

•

General and Administrative expenses for the three months ended September 30, 2020 amounted to $0.6 million compared to $1.1 million for the same period of last year. This decrease is mainly attributed to the fact that for the three months ended September 30, 2019 share based compensation expense was incurred, which was not the case for the three months ended September 30, 2020 since all the shares awarded under our equity compensation plan vested in August 2019.

•	Depreciation for each of the three months ended September 30, 2020 and 2019 was $9.4 million.

•

Impairment loss for the three months ended September 30, 2020 was $2.5 million relating to the LPG vessel Gas Nemesis II for which the Company entered into an agreement to sell subsequent to September 30, 2020. No such loss was recorded in the same period of last year.

•

Interest and finance costs for the three months ended September 30, 2020 and 2019 were $3.1 million and $5.1 million, respectively. The $2.0 million decrease from the same period of last year is mostly due to the decline of LIBOR rates and the decrease of our indebtedness.

•

Equity income/(loss) in joint ventures for the three months ended September 30, 2020 and 2019 was income of $0.6 million and loss of $0.2 million, respectively. The $0.8 million increase from the same period of last year, is mainly due to the profitability of the three secondhand (2010 built) 35,000 cbm medium gas carriers which operate under a joint venture arrangement since Q1 ‘20.

•

As a result of the above, for the three months ended September 30, 2020, the Company reported Net income of $0.8 million, compared to a net loss of $0.2 million for the three months ended September 30, 2019. The weighted average number of shares for the three months ended September 30, 2020 and 2019 was 37.9 million and 39.8 million, respectively. This decrease in the number of shares is as a result of our share buyback program and the tender offer during April 2020.

•	Earnings per share, basic and diluted, for the three months ended September 30, 2020 amounted to $0.02 compared to loss per share of $0.01 for the same period of last year.

•

Adjusted net income was $3.2 million or $0.08 per share for the three months ended September 30, 2020 compared to adjusted net income of $0.4 million or $0.01 per share for the same period of last year.

•	EBITDA for the three months ended September 30, 2020 amounted to $13.3 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net (Loss)/Income are set forth below.

•	An average of 42 vessels were owned by the Company during the three months ended September 30, 2020 and 2019.

Nine Months 2020 Results:

•

Revenues for the nine months ended September 30, 2020 amounted to $107.7 million, a decrease of $1.4 million, or 1.3%, compared to revenues of $109.1 million for the nine months ended September 30, 2019, primarily due to the reduction of our calendar days by 7.7% as a result of the decrease in the average number of our owned vessels by 1.7 vessels, along with a 86.9% reduction in the calendar days of our charter-in vessels.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2020 were $8.7 million and $38.6 million, respectively, compared to $12.9 million and $37.0 million for the nine months ended September 30, 2019. The $4.2 million decrease in voyage expenses was mainly due to the 26.7% (or 555 days) reduction of spot days and the 10% reduction in bunker costs. The $1.6 million increase in vessels’ operating expenses is mostly due to fewer vessels on bareboat and increased crew costs faced due to the COVID-19 pandemic.

•

Drydocking costs for the nine months ended September 30, 2020 and 2019 were $2.7 million and $0.7 million, respectively. The costs for the nine months ended September 30, 2020 mainly related to the drydocking of five vessels, while the costs for the same period of last year related to the docking survey of one small LPG and the drydocking of a second LPG vessel.

•

General and Administrative expenses for the nine months ended September 30, 2020 amounted to $1.6 million compared to $3.1 million for the same period of last year. This decrease is mainly attributed to the fact that for the nine months ended September 30, 2019 share based compensation expense was incurred, which was not the case for the nine months ended September 30, 2020 since all the shares awarded under our equity compensation plan vested in August 2019.

•

Depreciation for the nine months ended September 30, 2020, was $28.0 million, a $0.4 million decrease from $28.4 million for the same period of last year, due to the decrease in the average number of our vessels.

•

Impairment loss for the nine months ended September 30, 2020 and 2019 was $3.1 million relating to two of its oldest vessels and one vessel for which the Company entered into an agreement to sell subsequent to September 30, 2020. No such loss was recorded in the same period of last year.

•

Interest and finance costs for the nine months ended September 30, 2020 and 2019 were $11.0 million and $16.5 million respectively. The $5.5 million decrease from the same period of last year is mostly due to the decline of LIBOR rates particularly in the second quarter of 2020, along with the decrease of our indebtedness.

•

Equity income in joint ventures for the nine months ended September 30, 2020 and 2019 was $3.2 million and $0.3 million, respectively. The $2.9 million increase from the same period of last year is mainly due to the profitability of the three secondhand (2010 built) 35,000 cbm medium gas carriers which operate under a joint venture arrangement since Q1 ‘20.

•

As a result of the above, the Company reported net income for the nine months ended September 30, 2020 of $12.7 million, compared to net income of $1.6 million for the nine months ended September 30, 2019. The weighted average number of shares outstanding as of September 30, 2020 and 2019 was 38.5 million and 39.8 million, respectively. Earnings per share for the nine months ended September 30, 2020 amounted to $0.33 compared to earnings per share of $0.04 for the same period of last year.

•

Adjusted net income was $15.8 million, or $0.41 per share, for the nine months ended September 30, 2020 compared to adjusted net income of $2.8 million, or $0.07 per share, for the same period of last year.

•	EBITDA for the nine months ended September 30, 2020 amounted to $51.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 41.4 vessels were owned by the Company during the nine months ended September 30, 2020, compared to 43.1 vessels for the same period of 2019.

•

As of September 30, 2020, cash and cash equivalents amounted to $27.6 million and total debt amounted to $346.8 million. During the nine months ended September 30, 2020 debt repayments amounted to $31.2 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A two year time charter for its 1997 built LPG carrier, the Gas Galaxy, to a Major International Chemical Producer until September 2022.

•	A one year time charter extension for its 2001 built LPG carrier, the Gas Spirit, to an International LPG Trader until November 2021.

•	A six month time charter extension for its 2020 built LPG carrier, the Eco Texiana, to an International LPG Trader until June 2021.

•	A six month time charter extension for its 2018 built LPG carrier, the Eco Freeze, to an International LPG Trader until April 2021.

•	A two month time charter for its 2008 built LPG carrier, the Gas Imperiale, to a Major International Trading House until November 2020.

With these charters, the Company has total contracted revenues of approximately $80 million. Total anticipated voyage days of our fleet is 68% covered for the remainder of 2020 and currently, 33% for 2021.

Board Chairman Michael Jolliffe Commented

In the third quarter of 2020, StealthGas marked a quite satisfactory performance given that we operated in a rather difficult market. With the COVID-19 pandemic still persisting our market has been heavily affected. Due to imposed lockdowns we witnessed a decline in demand for LPG, and charterers sentiment has been affected thus making them reluctant to take forward positions on period contracts. Adding to this, regulations pertaining to crew safety and crew changes have added to our costs- and will continue to do so up until the COVID-19 pandemic subsides. Nevertheless our Company not only achieved strong revenues but managed to end the quarter with profitable results. We feel confident that we can successfully navigate in our market even during testing times. In addition, we further acknowledge that had our market not been hit by the COVID-19 pandemic, it seems we would have had a far better run this year.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 280 1157 (US Toll Free Dial In) or 08006941461 (UK Toll Free Dial In).

Access Code: 8289180

In case of any problems with the above numbers, please dial +1 6467871226 (US Toll Dial In), +44 (0) 203 0095709 (Standard International Dial In).

Access Code: 8289180

A telephonic replay of the conference call will be available until December 2, 2020 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 3333009785 (Standard International Dial In).

Access Code: 8289180

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 51 vessels. The fleet is comprised of 47 LPG carriers, including eight Joint Venture vessels and an 11,000 cbm newbuilding pressurized LPG carrier with expected delivery in the first quarter of 2021. These LPG vessels have a total capacity of 439,989 cubic meters (cbm). The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2019 and September 30, 2020.

FLEET DATA	Q3 2019	Q3 2020	9M 2019	9M 2020
Average number of vessels (1)	41.97	42.01	43.10	41.38
Period end number of owned vessels in fleet	41	43	41	43
Total calendar days for fleet (2)	4,045	3,865	12,376	11,419
Total voyage days for fleet (3)	4,005	3,746	12,321	11,266
Fleet utilization (4)	99.0%	96.9%	99.6%	98.7%
Total charter days for fleet (5)	3,257	2,945	10,242	9,742
Total spot market days for fleet (6)	748	801	2,079	1,524
Fleet operational utilization (7)	98.0%	96.0%	97.4%	97.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before loss/(gain) on derivatives excluding swap interest received/(paid), net loss on sale of vessels, gain on deconsolidation of subsidiaries, impairment loss and share based compensation. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net (loss)/income before interest and finance costs, interest income, depreciation, share based compensation, impairment loss, loss/(gain) on derivatives, net loss on sale of vessels and gain on deconsolidation of subsidiaries.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2019	2020	2019	2020
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(227,767)	788,496	1,561,843	12,724,522
Less/Plus (gain)/loss on derivatives	(14,389)	(18,899)	126,402	21,411
Plus/Less swap interest received/(paid)	52,100	(54,047)	132,052	(64,690)
Plus net loss on sale of vessels	492,989	—	485,516	—
Less gain on deconsolidation of subsidiaries	—	—	(145,000)	—
Plus impairment loss	—	2,489,333	—	3,142,412
Plus share based compensation	140,548	—	611,644	—
Adjusted Net Income	443,481	3,204,883	2,772,457	15,823,655
Net (loss)/income – EBITDA
Net (loss)/income	(227,767)	788,496	1,561,843	12,724,522
Plus interest and finance costs	5,123,454	3,069,385	16,506,372	10,993,227
Less interest income	(226,577)	(1,591)	(675,156)	(153,079)
Plus depreciation	9,423,444	9,430,419	28,371,811	27,998,487
EBITDA	14,092,554	13,286,709	45,764,870	51,563,157

Net (loss)/income - Adjusted EBITDA
Net (loss)/income	(227,767)	788,496	1,561,843	12,724,522
Less/Plus (gain)/loss on derivatives	(14,389)	(18,899)	126,402	21,411
Plus net loss on sale of vessels	492,989	—	485,516	—
Less gain on deconsolidation of subsidiaries	—	—	(145,000)	—
Plus impairment loss	—	2,489,333	—	3,142,412
Plus share based compensation	140,548	—	611,644	—
Plus interest and finance costs	5,123,454	3,069,385	16,506,372	10,993,227
Less interest income	(226,577)	(1,591)	(675,156)	(153,079)
Plus depreciation	9,423,444	9,430,419	28,371,811	27,998,487
Adjusted EBITDA	14,711,702	15,757,143	46,843,432	54,726,980
EPS - Adjusted EPS
Net (loss)/income	(227,767)	788,496	1,561,843	12,724,522
Adjusted net income	443,481	3,204,883	2,772,457	15,823,655
Weighted average number of shares	39,792,047	37,858,437	39,830,876	38,525,594
EPS - Basic and Diluted	(0.01)	0.02	0.04	0.33
Adjusted EPS	0.01	0.08	0.07	0.41

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2019	2020	2019	2020
Revenues
Revenues	36,568,295	37,079,960	109,094,614	107,708,562
Expenses
Voyage expenses	4,475,319	3,350,502	11,524,998	7,409,136
Voyage expenses - related party	454,950	458,863	1,355,178	1,332,033
Charter hire expenses	1,469,915	—	5,034,969	318,606
Vessels’ operating expenses	12,083,979	13,588,561	36,271,225	37,937,668
Vessels’ operating expenses - related party	238,000	247,000	726,500	697,000
Drydocking costs	548,393	2,302,754	734,017	2,703,931
Management fees - related party	1,432,040	1,434,930	4,346,720	4,106,010
General and administrative expenses	1,079,027	573,200	3,103,635	1,643,825
Depreciation	9,423,444	9,430,419	28,371,811	27,998,487
Impairment loss	—	2,489,333	—	3,142,412
Net loss on sale of vessels	492,989	—	485,516	—

Total expenses	31,698,056	33,875,562	91,954,569	87,289,108

Income from operations	4,870,239	3,204,398	17,140,045	20,419,454

Other (expenses) / income
Interest and finance costs	(5,123,454)	(3,069,385)	(16,506,372)	(10,993,227)
Gain on deconsolidation of subsidiaries	—	—	145,000	—
Gain/(Loss) on derivatives	14,389	18,899	(126,402)	(21,411)
Interest income	226,577	1,591	675,156	153,079
Foreign exchange loss	(9,500)	(5,762)	(19,057)	(2,392)

Other expenses, net	(4,891,988)	(3,054,657)	(15,831,675)	(10,863,951)

Income before equity in income of investees	(21,749)	149,741	1,308,370	9,555,503
Equity (loss)/income in joint ventures	(206,018)	638,755	253,473	3,169,019

Net (Loss)/Income	(227,767)	788,496	1,561,843	12,724,522

(Loss)/Earnings per share
- Basic & Diluted	(0.01)	0.02	0.04	0.33

Weighted average number of shares
- Basic & Diluted	39,792,047	37,858,437	39,830,876	38,525,594

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2019	2020
Assets
Current assets
Cash and cash equivalents	68,465,342	27,585,637
Trade and other receivables	4,217,101	3,555,893
Other current assets	118,246	298,594
Claims receivable	314,217	154,652
Inventories	2,447,703	3,172,426
Advances and prepayments	749,681	698,019
Restricted cash	1,589,768	976,785
Fair value of derivatives	30,381	—

Total current assets	77,932,439	36,442,006

Non-current assets
Advances for vessel under construction	2,988,903	6,275,970
Operating lease right-of-use assets	473,132	22,627
Vessels, net	835,152,403	848,855,175
Other receivables	286,915	89,873
Restricted cash	12,065,222	13,397,078
Investments in joint ventures	25,250,173	43,636,692
Deferred finance charges	—	491,869
Fair value of derivatives	39,744	—

Total non current assets	876,256,492	912,769,284

Total assets	954,188,931	949,211,290

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	7,043,121	11,953,765
Trade accounts payable	9,032,690	11,004,310
Accrued and other liabilities	6,002,079	4,421,585
Operating lease liabilities	473,132	22,627
Customer deposits	968,000	968,000
Deferred income	2,843,994	3,434,370
Fair value of derivatives	37,567	211,564
Current portion of long-term debt	40,735,556	68,973,364

Total current liabilities	67,136,139	100,989,585

Non current liabilities
Fair value of derivatives	2,618,250	5,526,367
Long-term debt	325,247,902	277,860,624

Total non current liabilities	327,866,152	283,386,991

Total liabilities	395,002,291	384,376,576

Commitments and contingencies
Stockholders’ equity
Capital stock	445,496	431,836
Treasury stock	(24,361,145)	(25,373,380)
Additional paid-in capital	502,419,122	499,564,087
Retained earnings	82,942,210	95,666,732
Accumulated other comprehensive loss	(2,259,043)	(5,454,561)

Total stockholders’ equity	559,186,640	564,834,714

Total liabilities and stockholders’ equity	954,188,931	949,211,290

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2019	2020
Cash flows from operating activities
Net income for the period	1,561,843	12,724,522
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,371,811	27,998,487
Amortization of deferred finance charges	704,265	529,971
Amortization of operating lease right-of-use assets	1,171,221	450,505
Share based compensation	611,644	—
Change in fair value of derivatives	258,454	(43,279)
Equity income in joint ventures	(253,473)	(3,169,019)
Impairment loss	—	3,142,412
Net loss on sale of vessels	485,516	—
Gain on deconsolidation of subsidiaries	(145,000)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(209,104)	858,250
Other current assets	77,671	(180,348)
Claims receivable	(1,307,764)	159,565
Inventories	1,082,352	(724,723)
Changes in operating lease liabilities	(1,171,221)	(450,505)
Advances and prepayments	222,725	51,662
Increase/(decrease) in
Balances with related parties	(8,909,006)	8,915,017
Trade accounts payable	(699,722)	1,898,448
Accrued liabilities	(142,396)	(1,781,467)
Deferred income	(1,611,954)	590,376

Net cash provided by operating activities	20,097,862	50,969,874

Cash flows from investing activities
Insurance proceeds	683,225	—
Proceeds from sale of interests in subsidiaries	20,720,975	—
Proceeds from sale of vessels, net	18,721,124	—
Vessels’ acquisitions and advances for vessels under construction	(2,948,303)	(47,914,966)
Investment in joint ventures	(10,220,400)	(41,998,500)
Return of investments by joint ventures	7,363,147	26,781,000
Advances to joint ventures	(2,908,354)	(29,245)
Advances from joint ventures	1,714,898	29,245

Net cash provided by/(used in) investing activities	33,126,312	(63,132,466)

Cash flows from financing activities
Stock repurchase	(1,046,854)	(3,880,930)
Deferred finance charges paid	(477,201)	(462,259)
Advances from joint ventures	2,604,223	1,837,299
Advances to joint ventures	—	(5,841,672)
Customer deposits paid	(368,000)	—
Loan repayments	(87,287,891)	(31,155,678)
Proceeds from long-term debt	33,480,000	11,505,000

Net cash used in financing activities	(53,095,723)	(27,998,240)

Net increase/(decrease) in cash, cash equivalents and restricted cash	128,451	(40,160,832)
Cash, cash equivalents and restricted cash at beginning of year	79,430,991	82,120,332

Cash, cash equivalents and restricted cash at end of period	79,559,442	41,959,500

Cash breakdown
Cash and cash equivalents	66,147,291	27,585,637
Restricted cash, current	1,218,712	976,785
Restricted cash, non current	12,193,439	13,397,078

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	79,559,442	41,959,500